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---------------------                                   OMB APPROVAL
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      FORM 4                                   OMB Number:      3235-0287
                                               Expires:  January 31, 2005
---------------------                          Estimated average burden hours
                                               per response. . . . . . 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


(Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     REDDY                            C.N.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     C/O ALLIANCE SEMICONDUCTOR CORPORATION
     2575 AUGUSTINE DRIVE
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                                    (Street)

     SANTA CLARA                       CA                95054
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                    ALLIANCE SEMICONDUCTOR CORPORATION (ALSC)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


                                    JUNE 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                    EXECUTIVE VICE PRESIDENTS FOR INVESTMENTS
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                        6.
                                                         4.                              5.             Owner-
                                                         Securities Acquired (A) or      Amount of      ship
                                            3.           Disposed of (D)                 Securities     Form:      7.
                                            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                              2.            Code         ------------------------------- Owned at End   (D) or     Indirect
1.                            Transaction   (Instr. 8)                   (A)             of Month       Indirect   Beneficial
Title of Security             Date          ------------     Amount      or     Price    (Instr. 3      (I)        Ownership
(Instr. 3)                    (mm/dd/yy)     Code    V                   (D)             and 4)         (Instr.4)  (Instr. 4)
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

Common Stock                  6/6/02          S              15,000      D      $8.30     5,814,350        D
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                                                                                                                     by C.N. Reddy
Common Stock                                                                               677,500         I       Investments, Inc.
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

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:


              /s/ C.N. Reddy                                     7/10/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the Form is filed by more than one Reporting Person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 4

           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF SECURITIES

The Commission is authorized to solicit the information required by this Form pursuant to Sections 16(a) and 23(a) of the Securities Exchange Act of 1934,
Section 17(a) and 20(a) of the Public Utility Holding Company Act of 1935, and
Section 30(f) and 38 of the Investment Company Act of 1940, and the rules and regulations thereunder.

Disclosure of information specified in this Form is mandatory, except for disclosure of the IRS identification number of the reporting person if such person is an entity, which is voluntary. If such numbers are furnished, they will assist the Commission in distinguishing reporting persons with similar names and will facilitate the prompt processing of the Form. The information will be used for the primary purpose of disclosing the transactions and holdings of directors, officers, and beneficial owners of registered companies. Information disclosed will be a matter of public record and available for inspection by members of the public. The Commission can use it in investigations or litigation involving the federal securities laws or other civil, criminal, or regulatory statutes or provisions, as well as for referral to other governmental authorities and self-regulatory organizations. Failure to disclose required information may result in civil or criminal action against persons involved for violations of the Federal securities laws and rules.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.